

April 8, 2008

Mail Stop 7010

Via U.S. mail and facsimile @ (303) 222-3609

Jirka Rysavy
Chairman
Real Goods Solar, Inc.
360 Interlocken Boulevard
Broomfield, Colorado 80021

Re: **Real Goods Solar, Inc.**
       Registration Statement on Form S-1 Amendment No.1
       Filed on: March 28, 2008
       File No.: 333-149092

Dear Mr. Rysavy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and response to our comments. If you have any questions about our comments, feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Consolidated Statement of Operations, page 27

1. We note your response to our prior comment 33 and have read your additional disclosures. Please supplementary provide us with your calculations in support of footnote one as we are unable to determine the amount of amortizable intangibles preliminarily associated with the Marin and Carlson acquisitions.

Management's discussion and analysis of financial condition and results of operations, page 30

Results of Operations, page 33

2. We note your response to comment 38 of our prior letter. Given the 38.8% jump in revenues in 2006 compared to 2005, you need to provide the investors with a better understanding of how much of the revenue increase was attributable to the expansion of the existing market in California versus the launch of your new solar energy systems installation in Colorado. Your reference to FASB Statements 131

and paragraphs 104 through 107 is misplaced since the disclosure in this section is not asking for reporting of revenues by geographic areas.

Business, page 39
Our History, page 39

3. We note your disclosure in response to comment 60 of our March 6, 2008 letter, in which it appears that Mr. Shaeffer served as CEO of your predecessor, Real Goods Trading Corporation, until 2008. If your acquisition of Real Goods Trading Corporation or its assets took place within the last five years, please describe in the filing the transaction or series of transactions by which you became its successor, as required by Item 101(a) of Regulation S-K. To the extent necessary, please clarify throughout your filing that references to the company's operations prior to the acquisition relate to the operations of Real Goods Trading Corporation.

Sales and Marketing, page 46

4. Please include disclosure similar to your supplemental response to prior comment 42 in your filing. It is still not clear from the current disclosure what the additional products are and how you use them in your cross-selling and cross-marketing efforts.

Intellectual Property, page 49

5. We note your response to comment 59 of our March 6, 2008 letter. Please expand your disclosure to discuss the importance of the duration and effect that these trademarks have on your business in accordance with Item 101(c)(1)(iv) of Regulation S-K.

Management, page 50
Officers and Key Employees, page 50

6. We note your new disclosure related to the agreement with Erik Zech. Please file the agreement as an exhibit to the registration statement, and expand your disclosure by discussing how the hiring of the new President and CFO will change the duties and the position held by Ms. Valentine.

Executive Compensation, page 53
Compensation Discussion and Analysis, page 53

Elements of Our Compensation Program, page 53

7. We note your response to comment 66 of our March 6, 2008 letter. We also note that you have not disclosed any performance goals or targets. In addition to our

comment below regarding 2007 bonus amounts, please confirm your understanding that in the future, when you disclose elements of compensation for prior years where the achievement of individual or company performance targets or goals is material in determining the amount of such compensation, you will disclose these targets or goals. The language added in response to prior comment 66, which addresses only a range of amounts to be awarded based on percentages of salary, would not be responsive to this comment as it does not disclose the targets or goals that must be achieved to trigger the award.

Summary Compensation Table, page 55

8. We note disclosure in footnote (1) regarding bonuses for 2007. If these bonus amounts are not calculable through the latest practicable date, please clarify this in your footnote, together with disclosure regarding the date the bonuses will be determined and any formula or criteria that will be used. Please see Instruction 1 to Item 402(c)(2)(iii) and (iv) and paragraph 4.01 of the staff's Compliance and Disclosure Interpretations regarding Item 402 of Regulation S-K. Otherwise, please include this amount in the table, and disclose any performance goals or targets that were material in determining the amount of the bonus.

9. In footnote (2) you refer to Gaiam's audited financial statements for 2007, which do not appear in the filing. Please revise to include a discussion of the assumptions used in calculating the dollar amount reported in the column, or include a cross reference to a discussion that appears in this prospectus. This comment also applies to your disclosure in footnote (2) to the table entitled Outstanding Equity Awards at Fiscal Year-End.

Relationship with Gaiam, page 60
Intercorporate Services Agreement, page 60

10. Please clarify whether the parties have executed and are operating under the terms of the Intercorporate Services Agreement, as suggested in note 2 to the audited financial statements on page F-7, or whether they will enter in to this agreement on or before the completion of the offering, as suggested in the first paragraph of this section.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker, Accountant at (202) 551-3732 or John Cash, Accounting Branch Chief at (202) 551-3768, if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Thomas R. Stephens, Esq. (via facsimile @ (303) 592-3140)
        Bartlit Beck Herman Palenchar & Scott LLP
        1899 Wynkoop Street, 8th Floor
        Denver, Colorado 80202